SECURITIES & EXCHANGE COMMISSION
                               Washington, D.C. 20549
                               ----------------------

                                    SCHEDULE 13G
                                   (Rule 13d-102)
                                   (Amendment 1)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2(b)

                            DATA SYSTEMS & SOFTWARE INC.
                                  (Name of Issuer)

                      Common Stock, $ 0.01 par value per share
                           (Title of Class of Securities)

                                     237887104
                                   (CUSIP Number)

                                 December 31, 1999
              (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Bounty Investors LLC
                                          52-2194839
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                            (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
 SHARES
               --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 84,794
OWNED BY
               --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
               --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 84,794
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT
             BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 84,794
-----------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES *                [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                0.1%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          WEC Asset Management LLC
                                          52-2146721
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                            (a)  [ ]
                                                            (b)  [X]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY

-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
           ------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES
               --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 84,794
OWNED BY
               --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
               --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 84,794
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 84,794
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES *                 [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                0.1%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON *
                                                 OO
-----------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

      The name of the issuer is Data Systems & Software Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at 200 Route 17, Mahwah, New Jersey 07430

Item 2(a).     Name of Person Filing:

      This statement is filed by:

            (i) Bounty Investors LLC, a limited liability company organized under the laws of the State of Delaware with respect to the shares of Common Stock beneficially owned by it; and

            (ii) WEC Asset Management LLC, a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock beneficially owned by it and Bounty Investors LLC.



Item 2(b).     Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons is:

        110 Colabaugh Pond Road, Croton-on-Hudson, New York 10520

Item 2(c).     Citizenship:

      Bounty Investors LLC is a limited liability company organized under the laws of the State of Delaware.

      WEC Asset Management LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

        Common Stock, $0.01 par value per share (the "Common Stock")


Item 2(e).  CUSIP Number:     237887104

Item    3. If this  statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

            (a)   [ ]   Broker or dealer registered under Section 15 of
                the Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company as defined in Section
                3(a)(19) of the Act,

            (d)   [ ]   Investment Company registered under Section 8
                of the Investment Company Act of 1940,

            (e)   [ ]   Investment Adviser registered under Section 203
                of the Investment Advisers Act of 1940,

            (f)   [ ]   Employee Benefit Plan or Endowment Fund in
                accordance with 13d-1 (b)(1)(ii)(F),

            (g)   [ ]   Parent Holding Company or control person in
                accordance with Rule 13d-1 (b)(ii)(G),

            (h)   [ ]   Savings Associations as defined in Section 3(b)
                of the Federal Deposit Insurance Act,

            (i) [ ] Church  Plan  that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

            (j)   [ ]   Group, in accordance with Rule 13d-
                1(b)(1)(ii)(J).

      If this statement is filed pursuant to 13d-1(c), check this box: [x]


Item 4.   Ownership.

A. Bounty Investors LLC

               (a) Amount beneficially owned: 84,794 shares of the Company's common stock.

               (b) Percent of class: 0.1% The percentages used herein and in the rest of Item 4 are calculated based upon their being 7,576,794 shares of Common Stock outstanding as reflected in the Form 10KSB filed by the Company with the Securities and Exchange Commission (the "Commission") on March 30, 2000.

               (c)  (i) Sole power to vote or direct the vote:
                        -0-

                    (ii) Shared power to vote or direct the vote:
                         84,794

                    (iii) Sole power to dispose or direct the disposition:
                          -0-

                    (iv) Shared power to dispose or direct the disposition:
                         84,794


B. WEC Asset Management LLC

                    (a)  Amount   beneficially   owned:  84,794  shares  of  the
                         Company's common stock.

                    (b) Percent of class: 0.1%, The percentages used herein and in the rest of Item 4 are calculated based upon their being 7,576,794 shares of Common Stock outstanding as reflected in the Form 10KSB filed by the Company with the Securities and Exchange Commission (the "Commission") on March 30, 2000.

                    (c)  (i) Sole power to vote or direct the vote: -0-

                         (ii) Shared power to vote or direct the vote: 84,794

                         (iii) Sole power to dispose or direct the disposition:
                               -0-

                         (iv) Shared  power to  dispose  or direct  the
                              Disposition: 84,794


Item 5.     Ownership of Five Percent or Less of a Class.

        The Company has redeemed the 0% convertible subordinated debentures dated October 12, 1999, so that Bounty Investors LLC and WEC Asset Management LLC now hold less than 5.0% of the outstanding shares of common stock of issuer.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.


Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


Item 9.  Notice of Dissolution of Group.

      Not applicable.


Item 10.  Certification.

      Each of the Reporting Persons hereby makes the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:

                                  BOUNTY INVESTORS LLC
                                  By: WEC ASSET MANAGEMENT LLC, Manager

                                  By: /s/ Daniel J. Saks
                                      ------------------------
                                      Name:  Daniel J. Saks
                                      Title: Managing Director



                                  WEC ASSET MANAGEMENT LLC

                                  By: /s/ Daniel J. Saks
                                      -----------------
                                      Name:  Daniel J. Saks
                                      Title: Managing Director


                                                                       Exhibit I

                             JOINT FILING AGREEMENT

      Each of the undersigned hereby agrees that the schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.


Dated: May 22, 2000

                                  BOUNTY INVESTORS LLC
                                  By: WEC ASSET MANAGEMENT LLC, Manager

                                  By: /s/ Daniel J. Saks
                                      ------------------
                                      Name:  Daniel J. Saks
                                      Title: Managing Director


                                  WEC ASSET MANAGEMENT LLC

                                  By: /s/ Daniel J. Saks
                                      ------------------
                                      Name:  Daniel J. Saks
                                      Title: Managing Director